UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dianthus Therapeutics, Inc.

(f/k/a Magenta Therapeutics, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

252828108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252828108	Page 3 of 19

1	NAME OF REPORTING PERSONS GV 2016, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 252828108	Page 4 of 19

(1)	Consists of 208,697 shares of Common Stock of Dianthus Therapeutics, Inc., formerly known as Magenta Therapeutics, Inc. (the “Issuer”) held directly by GV 2016, L.P. (the “2016 Partnership”). The general partner of the 2016 Partnership is GV 2016 GP, L.P. (“2016 GP”). The general partner of 2016 GP is GV 2016 GP, L.L.C. (“2016 LLC”). The sole member of 2016 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2016 Partnership Affiliates”). Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Issuer’s 1-for-16 reverse stock split (the “Reverse Stock Split”) of its Common Stock that occurred on September 11, 2023, which was reported by the Issuer in its Current Report on Form 8-K, under Item 3.03, filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2023.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as reported by the Issuer on its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 5 of 19

1	NAME OF REPORTING PERSONS GV 2016 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 252828108	Page 6 of 19

(1)	Consists of 208,697 shares of Common Stock of the Issuer held directly by the 2016 Partnership. The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Reverse Stock Split.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 7 of 19

1	NAME OF REPORTING PERSONS GV 2016 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 252828108	Page 8 of 19

(1)	Consists of 208,697 shares of Common Stock of the Issuer held directly by the 2016 Partnership. The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Reverse Stock Split.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 9 of 19

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%(2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 252828108	Page 10 of 19

(1)	Consists of 208,697 shares of the Issuer’s Common Stock directly beneficially owned by the 2016 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Reverse Stock Split.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 11 of 19

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 252828108	Page 12 of 19

(1)	Consists of 208,697 shares of the Issuer’s Common Stock directly beneficially owned by the 2016 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Reverse Stock Split.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 13 of 19

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 208,697 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 208,697 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,697 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 252828108	Page 14 of 19

(1)	Consists of 208,697 shares of the Issuer’s Common Stock directly beneficially owned by the 2016 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2016 Partnership. Furthermore, the 208,697 shares reported in the table above represent the beneficial ownership after giving effect to the Reverse Stock Split.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

CUSIP No. 252828108	Page 15 of 19

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 11, 2019 with the Securities and Exchange Commission (the “SEC”). This Amendment is being filed to confirm that the Reporting Persons have ceased to be beneficial owners of more than 5% of the registered class of the Issuer’s (defined in Item 1(a) below) equity security as of December 31, 2023.

Item 1(a).	Name of Issuer.

Dianthus Therapeutics, Inc. (the “Issuer”), formerly known as Magenta Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

7 Times Square, 43rd Floor

New York, NY 10036

Item 2(a).	Name of Persons Filing.

GV 2016, L.P., a Delaware limited partnership (the “2016 Partnership”)

GV 2016 GP, L.P., a Delaware limited partnership (“2016 GP”)

GV 2016 GP, L.L.C., a Delaware limited liability company (“2016 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2016 Partnership, 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number.

The current CUSIP number of the Issuer’s Common Stock is 252828108.

CUSIP No. 252828108	Page 16 of 19

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2023, the Reporting Persons may be deemed to beneficially own an aggregate 208,697 shares of the Issuer’s Common Stock.

As of December 31, 2023, the 2016 Partnership was the direct beneficial owner of all of the shares of Common Stock described in the preceding paragraph. 2016 GP is the general partner of the 2016 Partnership, and 2016 LLC is the general partner of 2016 GP. Alphabet Holdings is the sole managing member of 2016 LLC. XXVI is the sole managing member of Alphabet Holdings. Parent is the controlling stockholder of XXVI. As such, 2016 GP, 2016 LLC, Alphabet Holdings, XXVI, and Parent may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2016 Partnership.

Notwithstanding, the filing of this Amendment shall not be construed as an admission by any of the Reporting Persons, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, as to beneficial ownership of the securities held by such entities.

CUSIP No. 252828108	Page 17 of 19

Additionally, for the avoidance of doubt, the number of shares of Common Stock reported in this Amendment represents the Reporting Persons’ beneficial ownership after giving effect to the Issuer’s 1-for-16 reverse stock split (the “Reverse Stock Split”) of its Common Stock, which occurred on September 11, 2023, concurrent with the change of the Issuer’s legal name and CUSIP number and certain other transactions, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on September 12, 2023, and amended on Form 8-K/A on September 21, 2023.

(b)	Percent of Class:

As of December 31, 2023, the Reporting Persons, each individually and collectively as a group, were deemed to directly or indirectly beneficially own 1.4% of the Issuer’s outstanding Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,817,762 shares of the Issuer’s Common Stock outstanding as of November 9, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023. For the avoidance of doubt, pursuant to Rule 13d-1(b)(2), the reported percentage does not give effect to the additional 14,500,500 shares of Common Stock reportedly sold by the Issuer pursuant to a private placement on January 22, 2024, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 22, 2024.

(c)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2016 Partnership	0
2016 GP	0
2016 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)           Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2016 Partnership	208,697
2016 GP	208,697
2016 LLC	208,697
Alphabet Holdings	208,697
XXVI	208,697
Parent	208,697

(iii)          Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2016 Partnership	0
2016 GP	0
2016 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

CUSIP No. 252828108	Page 18 of 19

(iv)          Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2016 Partnership	208,697
2016 GP	208,697
2016 LLC	208,697
Alphabet Holdings	208,697
XXVI	208,697
Parent	208,697

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2016 Partnership and 2016 GP and (ii) limited liability company agreement of 2016 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

Item 10 is not applicable.

CUSIP No. 252828108	Page 19 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2016, L.P.		ALPHABET HOLDINGS LLC

By: GV 2016 GP, L.P., its General Partner
By: GV 2016 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Secretary
Dated:	February 9, 2024	Dated:	February 9, 2024

GV 2016 GP, L.P.		XXVI HOLDINGS INC.

By: GV 2016 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Assistant Secretary
Dated:	February 9, 2024	Dated:	February 9, 2024

GV 2016 GP, L.L.C.		ALPHABET INC.

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Assistant Secretary
Dated:	February 9, 2024	Dated:	February 9, 2024